Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Transcript of video posted on Hewitt internal website, August 12, 2010:

Hewitt Integration Mailbox:

Hewitt’s own research and thought leadership suggests that many M&A transactions fail or suffer due to human capital related implications. How much time and attention is being given to human capital issues, cultural integration, org structure, leadership, etc.?

Russ Answer:

Well Greg Besio is sitting here and he is leading the integration. I will say a few words but I think, Greg, it would be great if you commented on it as well.

It’s really funny because this was the first question that I got from our colleagues around the world after the announcement—Gee, what’s their culture like? Are folks going to get along? Does all this make sense?

So, one, I actually think we have thought about it a lot and when you compare our four pillars of keeping clients first and creating a rewarding working experience for all of our associates, growth, growth with intention, and staying lean, I think it matches up almost one for one with Aon.

Now if you look at what we do. Are we perfect and are we able to execute on those values every day and in every location around the world? I’d be lying if I told you that’s true. So we have room for improvement the same way Aon has room for improvement. But I would say from an integrity standpoint, a values standpoint, this is not only a brand but it’s an organization we can be proud of, I can be proud of, to be a part of. That everything I have seen about Aon, values, that we are in a client service business that everything we do and every thing we say is serving those clients.

We have, as I mentioned, our corporate transformation team we are going to draft in the Aon corporation transformation team to work with us on this exact issue. But Greg if you’re comfortable please; Greg is the integration leader for the joint effort.

Greg Besio:

We are acutely aware of how critical organization and culture are to this success of our combination so I can tell you we kicked-off the integration team on Tuesday. You saw the senior leaders who are named to that but we are starting to expand that group. There are five major workstreams. One is on organization and culture, and one is on communications.

So we are going to spend a huge amount of effort making sure we think through these issues and that we communicate with you regularly and this is an example of it; and Russ and Greg have already been around the world and talked to tens of thousands of people about what we are trying to do. We have engaged Liz, Mark, Tracy Keogh who you all know, Jeremy Farmer who is our Global head of HR, and relatively quickly we will have several hundred people working on integration and a good chunk of that effort is making sure we get the culture and the organization right, and so that is at the top of our list.

Hewitt Integration Mailbox:

How do we plan to build momentum with our combined organizations?

Greg Case Answer:

As we come together we are building momentum not pulling back on momentum. So how do we actually build momentum? There will be lots of trade-offs we will go through. Though I am really confident under Russ’s leadership and the gentlemen that we mentioned, Greg Besio, was literally the CIO of all of global Aon, we pulled him out of that role to work full-time reporting to Russ as the head of the integration team, and really kind of thinking through all the different kind of trade-offs. Again with the goal toward building momentum, and I think he touched on every single one of those topics exactly right. We want to get it right, and you have a voice so it will help us understand how to shape the firm.

Russ:

The other thing I wanted to add to that because I think it’s important for all of us to realize this, is that, in the end our clients are going to judge us by actions and our deeds, not our words. And so what I have said again and again and I want to reinforce is client commitments come first.

Hewitt Integration Mailbox:

How do our clients feel about the Aon Hewitt combination?

Russ Answer:

I have been making somewhere between half a dozen and a dozen client phone calls a day to explain the story. I think Mary, Richele, Beth, all the people who are sitting here and all the folks that do the Consulting day to day, that’s what we are trying to do. So, there’s a little bit of extra work, so I wont sit here and say it’s not burning into a few extra hours but I think in the end we want to look back on this and we want to be able to say, you know we didn’t miss a beat when it came to client service and we were out there explaining to them what was going on, why we are doing this, why it’s important to them.

I have been incredibly gratified with how many clients have said, “This is really a cool idea.”

Greg Case:

The interactions I’ve had as well with clients calling, are incredibly excited. Our clients who we serve in the Risk and a lot of clients on the Risk side saying, “Wow this is really going to be great, can we talk to some of these folks? Can we talk to some of them next week?” Um. no you can’t talk to them next week. Can’t talk to them until after it closes; we have to work independently until that after that, but fear not, opportunities coming but its really incumbent upon us to define this for ourselves.

Part of the reason we want to be here and have the conversation is let’s define this then describe it, because what is absolutely true is other people will help describe it for us and they aren’t going to be all of our friends; this is going to create consternation in a lot of folks who also try to serve clients and they are going to be saying all kinds of things. Don’t be detoured by that. As Russ just described, its perfect. Here’s what we are doing. Here is why we think it can help our colleagues our associates around the world serve clients more effectively. If we can accomplish that, here is the greatness that ensues, that’s our story and we are going to move on.

If we just do that, it’s just going to blow people away because at its core is a great thing and our clients can see it. So just don’t be discouraged when other people sort of throw things in the mix because I guarantee you that is coming. That will be part of the overall process that we all go through but that is ok. We define our future. No one else gets to do that.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, on July 26, 2010, Aon filed with the SEC a registration statement on Form S-4, which included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon. Aon intends to file with the SEC a definitive joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Aon and Hewitt will each mail the definitive joint proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either Aon or Hewitt with the SEC regarding the proposed transaction when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

# # #